# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AdaptHealth Corp., CIK 0001725255
CUSIP: 00653Q102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 555 EAST NORTH LANE, SUITE 5075, CONSHOHOCKEN, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 03/10/2026
Filed by CIK 0001172898
Persons authorized to receive notices and communications: Gregory Belinfanti, c/o One Equity Partners, 510 Madison Avenue, 19th Floor, New York, New York (NY), 10022, (212) 277-1500; Jeremy S. Liss, c/o Kirkland & Ellis LLP, 98 S.E. 7th Street, Suite 700, Miami, Florida (FL), 33131, (305) 432-5600; Ross M. Leff, c/o Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800; Jeremy S. Liss, c/o Kirkland & Ellis LLP, 333 West Wolf Point Plaza, Chicago, Illinois (IL), 60654, (312) 862-2000

## Reporting persons
- OEP AHCO Investment Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,864,871; sole dispositive power 0; shared dispositive power 15,864,871; aggregate amount beneficially owned 15,864,871 (11.7% of the class)
  Comment: The reported percentage is calculated based on 135,914,816 shares of Common Stock, par value $0.0001 per share ("Common Stock") outstanding as of February 20, 2026, as reported in the Issuer's Annual Report on Form 10-K ("Form 10-K") filed with the SEC on February 24, 2026.
- One Equity Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,864,871; sole dispositive power 0; shared dispositive power 15,864,871; aggregate amount beneficially owned 15,864,871 (11.7% of the class)
  Comment: The reported percentage is calculated based on 135,914,816 shares of Common Stock outstanding as of February 20, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2026.
- One Equity Partners VII-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,864,871; sole dispositive power 0; shared dispositive power 15,864,871; aggregate amount beneficially owned 15,864,871 (11.7% of the class)
  Comment: The reported percentage is calculated based on 135,914,816 shares of Common Stock outstanding as of February 20, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2026.
- One Equity Partners VII-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,864,871; sole dispositive power 0; shared dispositive power 15,864,871; aggregate amount beneficially owned 15,864,871 (11.7% of the class)
  Comment: The reported percentage is calculated based on 135,914,816 shares of Common Stock outstanding as of February 20, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2026.
- OEP VII Project A Co-Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,864,871; sole dispositive power 0; shared dispositive power 15,864,871; aggregate amount beneficially owned 15,864,871 (11.7% of the class)
  Comment: The reported percentage is calculated based on 135,914,816 shares of Common Stock outstanding as of February 20, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2026.
- OEP VII Project A-I Co-Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,864,871; sole dispositive power 0; shared dispositive power 15,864,871; aggregate amount beneficially owned 15,864,871 (11.7% of the class)
  Comment: The reported percentage is calculated based on 135,914,816 shares of Common Stock outstanding as of February 20, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2026.
- OEP VII General Partner, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,864,871; sole dispositive power 0; shared dispositive power 15,864,871; aggregate amount beneficially owned 15,864,871 (11.7% of the class)
  Comment: The reported percentage is calculated based on 135,914,816 shares of Common Stock outstanding as of February 20, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2026.
- OEP VII GP, L.L.C. (CIK 0001817118): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,864,871; sole dispositive power 0; shared dispositive power 15,864,871; aggregate amount beneficially owned 15,864,871 (11.7% of the class)
  Comment: The reported percentage is calculated based on 135,914,816 shares of Common Stock outstanding as of February 20, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2026.
- Richard Cashin (CIK 0001172898): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,864,871; sole dispositive power 0; shared dispositive power 15,864,871; aggregate amount beneficially owned 15,864,871 (11.7% of the class)
  Comment: The reported percentage is calculated based on 135,914,816 shares of Common Stock outstanding as of February 20, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: AdaptHealth Corp.
Address of issuer's principal executive offices: 555 EAST NORTH LANE, SUITE 5075, CONSHOHOCKEN, Pennsylvania (PA), 19428
Comment: This Amendment No. 4 (this "Amendment") to Schedule 13D, which amends the Schedule 13D filed with the SEC on July 10, 2020 (the "Schedule 13D"), as amended by Amendment No. 1 (the "First Amendment") to Schedule 13D filed with the SEC on August 10, 2020, Amendment No. 2 (the "Second Amendment") to Schedule 13D filed with the SEC on August 24, 2020, and Amendment No. 3 (the "Third Amendment") to Schedule 13D filed with the SEC on August 31, 2020, is being filed by the Reporting Persons (as defined below) with respect to shares of Common Stock of the Issuer. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D, as amended by the First Amendment, Second Amendment, and Third Amendment.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

This Amendment is filed jointly on behalf of the entities and persons described in this Item 2(a), all of whom are together referred to herein as the "Reporting Persons."

(i) OEP AHCO Investment Holdings, LLC, a Delaware limited liability company ("Investor")
(ii) One Equity Partners VII, L.P., a Cayman Islands exempted limited partnership ("OEP VII LP")
(iii) One Equity Partners VII-A, L.P., a Cayman Islands exempted limited partnership ("OEP VII-A LP")
(iv) One Equity Partners VII-B, L.P., a Delaware limited partnership ("OEP VII-B LP")
(v) OEP VII Project A Co-Investment Partners, L.P., a Delaware limited partnership ("OEP VII Project A LP")
(vi) OEP VII Project A-I Co-Investment Partners, L.P. , a Delaware limited partnership ("OEP VII Project A-I LP" and, together with OEP VII LP, OEP VII-A LP, OEP VII-B LP and OEP VII Project A LP, the "Parallel Funds")
(vii) OEP VII General Partner, L.P., a Cayman Islands exempted limited partnership ("OEP VII GP")
(viii) OEP VII GP, L.L.C., a Cayman Islands limited liability company ("OEP VII GP LLC")
(ix) Richard Cashin

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby supplemented as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D assume 135,914,816 shares of Common Stock outstanding as of February 20, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 24, 2026. As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 15,864,871 shares of Common Stock, which represents approximately 11.7% of the total outstanding Common Stock.

The reported securities are directly held by Investor. Investor is owned by the Parallel Funds. The general partner of each of the Parallel Funds is OEP VII GP, and the general partner of OEP VII GP is OEP VII GP LLC. The six member investment committee of OEP VII GP acts by majority vote, which majority must include Richard Cashin. Accordingly, Richard Cashin may be deemed to have voting and investment discretion, and beneficial ownership, of the reported securities.

Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any shares of Common Stock referred to herein for purposes of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby supplemented as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby supplemented as follows:

Within the prior 60 days, the Reporting Persons acquired shares of Common Stock in the market transactions set forth in Exhibit 7 attached hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 of Item 7 of the Schedule 13D is hereby amended and restated and Item 7 is hereby supplemented as follows:

Exhibit 1 Joint Filing Agreement, dated March 12, 2026.
Exhibit 6 Signature Page, dated March 12, 2026.
Exhibit 7 Transactions by the Reporting Persons.

## Signatures
- OEP AHCO Investment Holdings, LLC: /s/ Gregory Belinfanti, Gregory Belinfanti / Authorized Signatory (03/12/2026)
- One Equity Partners VII, L.P.: /s/ Gregory Belinfanti, Gregory Belinfanti / Authorized Signatory, See Exhibit 6 (03/12/2026)
- One Equity Partners VII-A, L.P.: /s/ Gregory Belinfanti, Gregory Belinfanti / Authorized Signatory, See Exhibit 6 (03/12/2026)
- One Equity Partners VII-B, L.P.: /s/ Gregory Belinfanti, Gregory Belinfanti / Authorized Signatory, See Exhibit 6 (03/12/2026)
- OEP VII Project A Co-Investment Partners, L.P.: /s/ Gregory Belinfanti, Gregory Belinfanti / Authorized Signatory, See Exhibit 6 (03/12/2026)
- OEP VII Project A-I Co-Investment Partners, L.P.: /s/ Gregory Belinfanti, Gregory Belinfanti / Authorized Signatory, See Exhibit 6 (03/12/2026)
- OEP VII General Partner, L.P.: /s/ Gregory Belinfanti, Gregory Belinfanti / Authorized Signatory, See Exhibit 6 (03/12/2026)
- OEP VII GP, L.L.C.: /s/ Gregory Belinfanti, Gregory Belinfanti / Authorized Signatory (03/12/2026)
- Richard Cashin: /s/ Richard Cashin, Richard Cashin (03/12/2026)